                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 29)*



                            NATIONAL REALTY, L.P.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Units of Limited Partnership Interest
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 637-353-301
                     -----------------------------------
                                (CUSIP Number)


Robert A. Waldman
10670 North Central Expressway, Suite 600
Dallas, Texas 75231       (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                April 21, 1995
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                        PAGE 2 OF 13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              American Realty Trust, Inc.
              54-0697989
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,061,379
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,061,379
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              1,061,379
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              49.6%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


              CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 3 OF 13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Basic Capital Management, Inc.
              75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     78,625
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     78,625
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              78,625
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              3.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


              CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 637-353-301                                         PAGE 4 OF 13 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Gene E. Phillips Children's Trust
              13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


              Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     2,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     2,500
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              2,500
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


              0.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


              OO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                             NATIONAL REALTY, L.P.
                             CUSIP NO. 637-353-301

Item 1. Security and Issuer

          Item 1 is hereby amended to read as follows:

          This amendment relates to the Units of Limited Partner Interest (the "Units") of National Realty, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on February 16, 1995. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

          Item 2 is hereby amended to read as follows:

          This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

          ART, BCM and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM serves as the advisor and is the largest shareholder of ART. BCM is beneficially owned by a Trust established for the benefit of Gene E. Phillips' Children. Gene E. Phillips' children are beneficiaries of the GEP Trust and Ryan T. Phillips is a director of both ART and BCM and the adult son of Gene E. Phillips.

          (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

The following is a list of each executive officer and director of ART:

Name                                          Position(s)
- ----                                          -----------
Oscar W. Cashwell                             Director

G. Wayne Watts                                Director

Al Gonzalez                                   Director

Ryan T. Phillips                              Director

Dale A. Crenwelge                             Director

Karl L. Blaha                                 President

Name                                          Position(s)
- ----                                          -----------
Hamilton P. Schrauff                          Executive Vice President and
                                              Chief Financial Officer

Randall M. Paulson                            Executive Vice President

Bruce A. Endendyk                             Executive Vice President

Thomas A. Holland                             Senior Vice President and
                                              Chief Accounting Officer

Robert A. Waldman                             Senior Vice President, Secretary
                                              and General Counsel

Drew D. Potera                                Treasurer

          Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

          Mr. Watts' business address is P.O. Box 27081, Greenville, South Carolina 29616. Mr. Watts' present principal occupation is President of Palmetto Industries. Mr. Watts is a citizen of the United States of America.

          Mr. Gonzalez' business address is 5440 Harvest Hill, No. 250, Dallas, Texas 75230. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

          Mr. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips currently is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

          Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

          Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

          Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

                 Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

                 Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

                 Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

                 Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

                 Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

                 (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. BCM was known as National Realty Advisors, Inc. until it changed its name on October 1, 1992.

                 BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                          Position(s)
- ----                                          -----------
Oscar W. Cashwell                             President

Hamilton P. Schrauff                          Executive Vice President and
                                              Chief Financial Officer

Karl L. Blaha                                 Executive Vice President - Director
                                              of Commercial Management

Clifford C. Towns, Jr.                        Executive Vice President,
                                              Finance

Stephen R. Young                              Executive Vice President - Director
                                              of Acquisitions

Name                                          Position(s)
- ----                                          -----------
Randall M. Paulson                            Executive Vice President

Bruce A. Endendyk                             Executive Vice President

Thomas A. Holland                             Senior Vice President and
                                              Chief Accounting Officer

Robert A. Waldman                             Senior Vice President, General
                                              Counsel and Secretary

Drew D. Potera                                Vice President, Treasurer
                                              and Securities Manager

Ryan T. Phillips                              Director



          Information with respect to Messrs. Cashwell, Waldman, Schrauff, Blaha, Paulson, Endendyk, Holland, Potera, and Ryan T. Phillips is disclosed in (I) above.

          Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

          Mr. Steven Young's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Young's present principal occupation is Executive Vice President - Director of Acquisitions of BCM. Mr. Young is a citizen of the United States of America.

          (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

          Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

          Donald W. Phillips' business address is 10670 North Central Expressway, Suite 400, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

             During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

                 Item 5 is hereby amended to read as follows:

                 (a)      Share Ownership

                 The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:

                                                   Units Owned Directly
                                                   --------------------

                                                   Number of                         Percent of
Name                                                 Units                           Class (1)
- ----                                               ---------                         ----------
ART                                                1,061,379                            49.6%
BCM                                                   78,625                             3.7%
GEP Trust                                              2,500                              .1%

                          TOTAL                    1,142,504                            53.4%


                                                   Units Owned Beneficially
                                                   ------------------------

                                                   Number of                         Percent of
Name                                                 Units                           Class (1)
- ----                                               ---------                         ----------
ART                                                1,061,379                             49.6%
BCM                                                   78,625                              3.7%
GEP Trust                                              2,500                               .1%
G. Wayne Watts (2)                                 1,061,379                             49.6%
Al Gonzalez (2)                                    1,061,379                             49.6%
M. Ned Phillips (3)                                   78,625                              3.7%
Ryan Phillips (2)(3)(4)                            1,142,504                             53.4%
Dale A. Crenwelge (2)                              1,061,379                             49.6%
Oscar W. Cashwell (2)                              1,061,379                             49.6%

Total Units beneficially
  owned by Reporting Persons                       1,142,504                             53.4%

_____________________

         (1) Percentage calculations are based upon 2,139,395 Units outstanding at March 17, 1995. Total and addends may not match due to rounding.

         (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

         (3) May be deemed to be a beneficial owner of the Units held directly by BCM by virtue of the relationship to BCM described in Item 2.

         (4) May be deemed to be a beneficial owner of the Units held directly by the GEP Trust by virtue of the relationship to the GEP Trust described in Item 2.

                 (b)      Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 1,061,379 Units held by ART. Each of the directors of BCM exercise voting and dispositive power over the 78,625 Units held by BCM. The trustee of GEP Trust has voting and dispositive power over the 2,500 Units held by the GEP Trust.

                 (c)      Transactions in Securities

                          The following table lists the purchase transactions
in the Units that were effected by the Reporting Persons during the past sixty days:

Reporting                                  Number of                  Price            Type of
Person                    Date               Units                  Per Unit         Transaction
- ---------                 ----             ---------                --------         -----------
ART                       02/22/95              500                 $31.00           Open Market
ART                       02/23/95              100                 $31.00           Open Market
ART                       02/27/95            1,000                 $30.875          Open Market
BCM                       02/27/95              500                 $31.00           Open Market
ART                       02/28/95              100                 $31.00           Open Market
ART                       02/28/95            1,000                 $31.00           Open Market
ART                       03/01/95              400                 $31.00           Open Market
ART                       03/02/95              200                 $31.00           Open Market
ART                       03/06/95              300                 $31.00           Open Market
ART                       03/06/95            1,000                 $31.00           Open Market
ART                       03/07/95              100                 $31.00           Open Market
ART                       03/09/95              300                 $31.00           Open Market
ART                       03/14/95              200                 $31.00           Open Market
ART                       03/15/95              500                 $31.00           Open Market
ART                       03/15/95              900                 $31.00           Open Market
ART                       03/15/95              200                 $31.00           Open Market
ART                       03/16/95              100                 $31.00           Open Market
ART                       03/17/95              500                 $31.00           Open Market
ART                       03/20/95              200                 $31.00           Open Market
BCM                       03/21/95              300                 $31.00           Open Market
BCM                       03/22/95              700                 $31.00           Open Market
BCM                       03/22/95            1,000                 $31.00           Open Market

Reporting                                  Number of                  Price            Type of
Person                    Date               Units                  Per Unit         Transaction
- ---------                 ----             ---------                --------         -----------
ART                       03/23/95            1,000                 $31.00           Open Market
ART                       03/17/95            1,000                 $31.00           Open Market
ART                       03/27/95            1,000                 $31.00           Open Market
ART                       03/29/95              500                 $31.00           Open Market
ART                       03/30/95              500                 $31.00           Open Market
ART                       04/10/95            1,000                 $31.00           Open Market
ART                       04/11/95            1,000                 $31.00           Open Market
ART                       04/11/95            1,000                 $31.00           Open Market
ART                       04/11/95            1,000                 $31.00           Open Market
ART                       04/11/95              100                 $31.00           Open Market
ART                       04/11/95              700                 $31.00           Open Market
ART                       04/11/95              200                 $31.125          Open Market
ART                       04/12/95              100                 $31.00           Open Market
ART                       04/13/95              200                 $31.00           Open Market
ART                       04/13/95              300                 $31.00           Open Market
ART                       04/17/95              400                 $31.00           Open Market
ART                       04/19/95              300                 $31.00           Open Market
ART                       04/20/95            1,000                 $31.00           Open Market
ART                       04/20/95              900                 $31.00           Open Market
ART                       04/21/95              100                 $31.00           Open Market
ART                       04/21/95            1,000                 $31.00           Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 10,000 units to Accutrade, pledged 13,000 units to Advest, pledged 5,300 units to The Advisors Group, pledged 21,300 units to Alex Brown (TX), pledged 37,875 units to Allied, pledged 10,000 units to Arnold Securities, pledged 12,000 units to Baker & Co., pledged 40,475 units to Bear Stearns, pledged 15,000 units to Bidwell, pledged 11,000 units to Brokerage Services, pledged 9,700 units to Brown & Co., pledged 9,000 units to Ceres Securities, pledged 7,600 units to Chatfield Dean, pledged 20,000 units to C.J. Lawrence, pledged 13,000 units to Cowen & Co., pledged 96,400 units to Dean Witter (CA), pledged 11,000 units to Dillon Read, pledged 11,991 units to Equitable, pledged 11,000 units to First Alabama, pledged 9,000 units to First Southwest, pledged 10,000 units to Global Strategies, pledged 29,300 units to Goldman Sachs, pledged 21,200 units to Hambrecht & Quist, pledged 17,400 units to Howe Barnes, pledged 22,000 units to JB Oxford, pledged 21,000 units to Kemper Sec. (CA), pledged 20,000 units to Kemper Sec. (TX), pledged 19,000 units to Kirkpatrick Pettis, pledged 20,000 units to Legg Mason (NY), pledged 25,000 units to Legg Mason (TX), pledged 8,000 units to Lehman Brothers, pledged 11,000 units to Lombard, pledged 9,000 units to Marsh Block, pledged 6,000 units to May Financial, pledged 21,700 units to McDonald & Co., pledged 19,850 units to Montgomery, pledged 7,100 units to Morgan Keegan, pledged 21,900 units to Mutual Securities, pledged 60,500 units to NationsBank Sec., pledged 2,000 units to Nationwide Sec., pledged 13,000 units to Ohio, pledged 16,000 units to Olde, pledged 18,100 units to Oppenheimer, pledged 30,560 units to Oppenheimer (TX), pledged 5,000 units to Pacific Brokerage, pledged 15,000 units to Paine Webber (NY), pledged 7,500 units to Piper Jaffray, pledged 12,575 units to The Principal, pledged 15,000 units to Quick & Reilly, pledged 26,700 units to Rauscher Pierce, pledged 17,600 units to

Robert Baird, pledged 10,000 units to Rodman & Renshaw, pledged 7,800 units to Roney & Co., pledged 6,000 units to Schramme Inv., pledged 21,800 units to Shearson (TX), pledged 5,000 units to Southwest Securities (TX), pledged 16,000 units to Thomas F. White, pledged 18,250 units to Tucker Anthony, pledged 6,000 units to UBS Securities, pledged 5,000 units to Wachovia, pledged 5,000 units to Washington Discount, pledged 6,000 units to Wedbush Morgan and pledged 6,000 units to Wheat First Sec. in stock margin accounts maintained by it with such brokers.

         BCM has pledged 4,000 units to Accutrade, pledged 2,100 units to Advest, pledged 3,000 units to CJ Lawrence, pledged 800 units to Cowen & Co., pledged 1,500 units to Dean Witter (CA), pledged 4,000 units to Dillon Read, pledged 4,000 units to First Alabama, pledged 2,000 units to Hambrecht & Quist, pledged 2,000 units to HD Vest, pledged 3,000 units to IDS Financial, pledged 1,800 units to Legg Mason (NY), pledged 2,000 units to Lehman Brothers, pledged 3,000 units to Lombard, pledged 1,000 units to Ohio, pledged 9,200 units to Oppenheimer (TX), pledged 500 units to Paine Webber (NY), pledged 1,500 units to Paine Webber (TX), pledged 2,000 units to Paine Webber (WA), pledged 18,475 units to Piper Jaffrey, pledged 3,000 units to Prudential (PA), pledged 500 units to The Principal, pledged 5,000 units to Rodman & Renshaw, pledged 2,000 units to Signet, pledged 1,250 units to Southwest Sec. and pledged 1,000 units to Southwest Sec. (TX) in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 1995

                                            AMERICAN REALTY TRUST, INC.



                                            By:  /s/ Karl L. Blaha
                                               -------------------------------
                                                     Karl L. Blaha
                                                     President



                                            BASIC CAPITAL MANAGEMENT, INC.



                                            By:  /s/ Oscar Cashwell
                                               -------------------------------
                                                     Oscar Cashwell
                                                     President



                                            GENE E. PHILLIPS CHILDREN'S TRUST



                                            By:  /s/ Donald W. Phillips
                                               -------------------------------
                                                     Donald W. Phillips
                                                     Trustee





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